TRI POINTE HOMES, LLC

19520 Jamboree Road, Suite 200

Irvine, California 92612

January 30, 2013

VIA EDGAR AND EMAIL

Ms. Pamela Long

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	TRI Pointe Homes, LLC (to be converted into

TRI Pointe Homes, Inc., the “Company”)

Registration Statement on Form S-1 (File No. 333-185642)

Dear Ms. Long:

Pursuant to Rule 461 and Rule 430A under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the registration statement on Form S-1 (File No. 333-185642) (the “Registration Statement”), at 3:00 p.m. Eastern Time on January 30, 2013, or as soon as practicable thereafter. By separate letter, the underwriters of the issuance of the securities being registered have joined in this request for acceleration.

In connection with this request, the Company acknowledges that:

(1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

TRI POINTE HOMES, LLC

By:	/s/ Douglas F. Bauer
Name: Douglas F. Bauer
Title: Chief Executive Officer